UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission file number: 001-40405

JIUZI HOLDINGS INC.

(Registrant’s name)

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 17, 2023, Jiuzi Holdings Inc. (the “Company”) adopted a 2023 equity incentive plan (the “2023 Plan”), to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2023 Plan has a maximum number of 1,200,000 ordinary shares of the Company available for issuance pursuant to all awards under the 2023 Plan. The Company may grant options, restricted shares and other share-based awards pursuant to the 2023 Plan.

Exhibits

10.1	Jiuzi Holdings Inc. 2023 Equity Incentive Plan, Dated January 17, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2023	JIUZI HOLDINGS INC.

	By:	/s/ Shuibo Zhang
	Name:	Shuibo Zhang
	Title:	Chief Executive Officer and Director

2